Exhibit 99.1

November 14, 2012

QMM: NYSE AMEX
QMM: NYSE MKT
QTA: TSX VENTURE
NR-27-12

QUATERRA DISCOVERS NEW SILVER ZONE AT NIEVES

Drilling intersects 0.8m of 1,865 g/t silver (54.5 oz/ton) two kilometers west of current resource

VANCOUVER, B.C. — Quaterra Resources Inc. and its 50% joint-venture partner Blackberry Ventures I, LLC, today announced assay results from eight core holes totaling 3,060 meters completed between August and October 2012 at their Nieves silver property in northern Zacatecas, Mexico.

Hole QTA 190 intersected 0.8 meters of 1,865 grams per tonne (g/t) silver (54.5 oz/ton) which is part of a larger vein interval starting at 243.6 meters averaging 341 g/t silver (10.0 oz/ton). The hole was collared to test an induced polarization (IP) anomaly on the Orion vein, believed to be a westward extension of the Gregorio vein located two kilometers to the east. Holes QTA 191 and QTA 192, drilled 200 meters west and east of QTA 190, intersected 0.85 meters of 289 g/t silver and 1.1 meters of 284 g/t silver respectively. The new zone is open laterally and at depth.

“These results validate our belief that Nieves is a large, high-level hydrothermal system with potential to extend well beyond the limits of mineralization discovered to date,” says Nieves Project Manager Hector Fernandez. “We have always thought that the vein system extends to the west, and hole QTA 190 confirms it.”

Three holes (QTA 185-187) tested coincident IP and geochemical gold anomalies on the western extension of the Santa Rita vein. Holes QTA 186 and QTA 187 intersected 5.1 meter intervals averaging 0.7 g/t gold and 0.55 g/t gold respectively. The gold anomalies may represent the upper levels of deeper and as yet undiscovered silver mineralization.

Wildcat holes QTA 188 and QTA 189, drilled 2,000 meters further west from holes QTA 185-187 to test anomalous vein occurrences, did not intersect significant mineralization.

Dr. Thomas Patton is the qualified person responsible for the preparation and contents of this news release.

Exploration maps illustrating all of these features are posted on the Quaterra website. A table of drill-hole results is attached to this news release and posted on the Company’s website. True thicknesses are about 80% of intercept widths reported.

Core samples were prepped and analyzed by ALS Chemex in Guadalajara, Mexico, and Vancouver, B.C., respectively. Property-specific standards were routinely submitted with each batch of samples. Samples were initially run using a conventional 35-element ICP analysis with an aqua regia digestion process. A 30-gram fire assay with gravimetric finish for gold and silver was run on all samples. ICP results are reported for silver values up to 100 g/t; fire assay results are reported for silver assays > 100 g/t. Samples containing more than 1% lead, copper or zinc were analyzed using AA with aqua regia digestion.

Quaterra Resources Inc. (NYSE MKT: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base and precious metal deposits.

On behalf of the Board of Directors,
“Thomas Patton”
Dr. Thomas Patton, President and CEO, Quaterra Resources Inc.

For more information please contact:
Thomas Patton, President and CEO	or	Lauren Stope, Manager Communications
Quaterra Resources Inc.		Quaterra Resources Inc.
604-641-2758		604-641-2746

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Lauren Stope at 604-641-2746 or email: info@quaterra.com

The TSX Venture Exchange and the American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

November 2012 Nieves Drill Results: Holes QTA 185 to QTA 192

Hole	From (m)	To (m)	Interval (m)	Au gfam e/t	Ag g/t	Ag oz/ton	Pb %	Zn %	Area
QTA185	17.35	18.45	1.10	0.59	0.1	0.0	0	0.01	Santa Rita West
QTA185	234.00	238.90	4.90	0.14	2.4	0.1	0	0.02	Santa Rita West
QTA185	238.25	238.90	0.65	0.35	15.3	0.4	0.01	0.04	Santa Rita West
QTA185	329.90	330.45	0.55	0.70	18.1	0.5	0.02	0.04	Santa Rita West
						0.0
QTA186	17.00	22.10	5.10	0.70	0.9	0.0	0	0.02	Santa Rita West
includes	17.00	19.50	2.50	1.13	1.1	0.0	0	0.01	Santa Rita West
QTA186	280.50	286.55	6.05	0.20	10.7	0.3	0.02	0.03	Santa Rita West
includes	283.90	284.40	0.50	0.77	43.6	1.3	0.1	0.17	Santa Rita West

QTA187	88.05	93.10	5.05	0.55	0.6	0.0	0	0.01	Santa Rita West
includes	88.05	90.00	1.95	1.03	1.0	0.0	0	0.02	Santa Rita West

QTA188	no significant values								5200E line

QTA189	no significant values								5200E line

QTA190	167.45	183.60	16.15	0.04	30.6	0.9	0.03	0.08	Orion (West)
includes	167.45	168.50	1.05	0.15	133.0	3.9	0.13	0.72	Orion (West)
QTA190	243.60	248.30	4.70	0.08	340.9	10.0	0.21	0.15	Orion (West)
includes	247.50	248.30	0.80	0.14	1865.0	54.5	1.15	0.69	Orion (West)

QTA191	198.75	203.00	4.25	0.10	14.2	0.4	0	0.01	Orion (West)
QTA191	209.00	225.00	16.00	0.05	21.9	0.6	0.01	0.02	Orion (West)
includes	220.95	221.80	0.85	0.06	289.0	8.4	0.12	0.08	Orion (West)

QTA192	156.85	158.50	1.65	0.14	191.6	5.6	0.01	0.16	Orion (West)
includes	156.85	157.95	1.10	0.07	284.0	8.3	0.02	0.24	Orion (West)

All holes drilled at 350 degree azimuth, -50 degree inclination